[Letterhead of Wachtell, Lipton, Rosen & Katz]

November 15, 2012

VIA EDGAR

Ms. Pamela Long

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Eagle Spinco Inc.
Amendment No. 1 to Registration Statement on Form S-4/S-1
Filed October 18, 2012
File No. 333-183727

Dear Ms. Long:

On behalf of Eagle Spinco Inc. (the “Company”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s Amendment No. 1 to registration statement on Form S-4/S-1 filed with the Commission on October 18, 2012 (the “Registration Statement”) contained in your letter dated November 1, 2012 (the “Comment Letter”), I submit this letter containing the Company’s responses to the Comment Letter. An amendment to the Registration Statement (“Amendment No. 2”) has been submitted to the Commission on the date hereof, along with a version of Amendment No. 2 marked to show the changes made to the Registration Statement. Furthermore and on behalf of the Company and PPG Industries, Inc., (“PPG”), I hereby confirm PPG’s statement on Page 4 of the response letter filed by Georgia Gulf Corporation (“Georgia Gulf”), dated November 13, 2012, to the Staff’s comment letter, dated November 1, 2012, in connection with the filing of Amendment No. 2 to Georgia Gulf’s Preliminary Proxy Statement on Schedule 14A, initially filed on September 5, 2012.

Ms. Pamela Long

November 15, 2012

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. For your convenience, we have set out the text of the comments from the Comment Letter in italics, followed by the Company’s response. Page numbers referenced in the Company’s responses refer to page numbers in Amendment No. 2.

General

1.	We note your response to comment three in our letter dated October 2, 2012. Please provide a more specific legal and factual discussion of the exemption under which the debt issuance by Splitco to PPG is being made.

RESPONSE: Section 5 of the Securities Act of 1933, as amended (the “Securities Act”) requires all offers and sales of securities to be registered with the Commission unless there is an available registration exemption. The Company believes that Section 4(a)(2) of the Securities Act provides the applicable registration exemption regarding the debt issuance by Splitco to PPG. Section 4(a)(2) of the Securities Act provides that the provisions of Section 5 of the Securities Act do not apply to “transactions by an issuer not involving any public offering.” Although the term “public offering” has never been defined formally by the Commission, to qualify for this exemption, the purchasers of the securities must: (1) have enough knowledge and experience in finance and business matters to evaluate the risk and merits of the investment, be a “sophisticated investor” or be able to bear the investment’s economic risk; (2) have access to the type of information normally provided in a prospectus; and (3) agree not to resell or distribute the securities to the public. In addition, the issuer may not use any form of public solicitation or general advertising in connection with the offering.

The Company believes that the following characteristics of the debt issuance by Splitco to PPG make it clear that there is no “public offering” of securities contemplated by the debt issuance by Splitco to PPG and thus the registration exemption of Section 4(a)(2) of the Securities Act applies to such debt issuance. The debt issuance by Splitco to PPG is being made as part of a transaction structured by PPG and such debt issuance is being issued by Splitco, a wholly-owned subsidiary of PPG. Thus, it is clear that PPG is not only capable of evaluating the risk and merits of the issuance of debt securities by Splitco to PPG, but it is also clear that PPG has access to the type of information normally provided in a prospectus regarding this debt issuance. The Company further notes that Splitco has limited the number of potential investors of the debt issuance by Splitco to PPG to only one institution, namely, PPG, and there has been no general solicitation or advertising of this offering by Splitco or anyone acting on its behalf.

2.

We note your response to comment four in our letter dated October 2, 2012. You state among other things that “identifying PPG as an underwriter would give more weight to the form of the exchange offer transaction rather to the substance of the transaction as a whole.” You do not provide a legal analysis, however, upon which you

Ms. Pamela Long

November 15, 2012

are basing your position. As stated in SEC Release No.33-4982 (July 2, 1969), shares distributed in certain spin-offs involve the participation of a statutory underwriter and as such are subject to the registration requirements of the 1933 Act. The release further provides that the registration requirements stems from the fact that the share distribution involves a sale by the issuer and the distribution of securities thereafter “does not cease at the point of receipt by the initial distributes of the shares, but continues into the trading market involving sales to the investing public at large.” Since the distribution of the Splitco shares to the PPG shareholders is being conducted on a registered basis with PPG’s direct participation in the distribution of shares of a newly formed subsidiary holding company, please supplement your analysis, by taking into consideration also the guidance of SEC Release No.33-4982, in arriving at your conclusion that PPG does not fit the definition of a statutory underwriter in connection with the Splitco share distribution.

RESPONSE: While the Company continues to respectfully disagree that PPG is engaged as an underwriter within the meaning of Section 2(a)(11) of the Securities Act, the Company has revised its disclosure to state that PPG may be deemed an “underwriter” within the meaning of Section 2(a)(11). See page 137.

3.	We have read your response to comment six of our letter dated October 2, 2012 and your updated disclosures on pages 18 and 87. While we understand that Splitco has engaged in no business activities to date and has no material assets or liabilities, it continues to appear that you are required to include an audited balance sheet for the registrant. Please refer to Rule 3-01 of Regulation S-X.

RESPONSE: The Company has revised the Registration Statement in response to the Staff’s comment to include the requested information. See page pages F-52 through F-54.

4.	We note your response to comment 11 in our letter dated October 2, 2012 and continue to believe that clarity of the disclosure would be enhanced by making the change requested.

RESPONSE: The Company has revised the Registration Statement in response to the Staff’s comment to include the requested information. See the second paragraph of the prospectus cover page in Amendment No. 2.

Exhibit 5.1 – Opinion of Wachtell, Lipton, Rosen & Katz

5.	Counsel’s opinion with respect to a jurisdiction in which counsel is not admitted to practice is nevertheless acceptable so long as its opinion is not qualified as to jurisdiction. Since counsel’s opinion must cover the laws of the State of Delaware, please have counsel revise its opinion to remove the limitation to the laws of the State of New York. Refer to Section II.B.3.b of Staff Legal Bulletin No. 19 dated October 14, 2011.

Ms. Pamela Long

November 15, 2012

RESPONSE: In response to the Staff’s comment, counsel has revised its opinion to remove the limitation to the laws of the State of New York.

Exhibit 8.1

6.	Please have counsel explain the significance of the assumption listed in clause (vi) in the third paragraph of its opinion, by providing also examples of what actions the parties listed therein are intended to take to “treat the Transactions… in a manner consistent with the opinions” of counsel. Please have counsel revise its opinion to the extent necessary.

RESPONSE: Counsel has revised its opinion in response to the Staff’s comment to remove the assumption listed in clause (vi) in the third paragraph of the opinion.

We hope that the foregoing, and the revisions to the Registration Statement, have been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1221 or by email at sarosenblum@wlrk.com.

Sincerely,

/s/ Steven A. Rosenblum
Steven A. Rosenblum

cc:	Michael H. McGarry
Eagle Spinco Inc.